SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

19 November 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 19 November 2025
           re: Director Declaration

19 November 2025

LLOYDS BANKING GROUP: NOTIFICATION UNDER UK LISTING RULE 6.4.9R

In accordance with UK Listing Rule 6.4.9R, Lloyds Banking Group plc ("Group") announces that Nathan Bostock, an independent non-executive director of the Group, will join the board of Jupiter Fund Management plc ("Jupiter") as a non-executive director and Chair designate on 1 March 2026 and will take on the role of Chair of Jupiter, subject to regulatory approval, with effect from 1 April 2026. Jupiter is listed on the London Stock Exchange. The Group notes that Centrica plc has today announced that Nathan Bostock will continue to serve as a non-executive director of Centrica plc until no later than the end of July 2026.

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 November 2025